EXHIBIT 99.1

Lombard Medical Engages Society for Vascular Surgery(R) and M2S Inc. to Implement Post-Marketing Surveillance Program for Aorfix(TM) Endovascular Stent Graft

IRVINE, Calif. and WEST LEBANON, N.H., Sept. 24, 2014 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAA), has partnered with the Society for Vascular Surgery® Patient Safety Organization (SVS PSO) and M2S Inc. to develop a FDA-required post-marketing surveillance program for Aorfix™, an endovascular stent graft to treat AAA. Lombard Medical will use the Vascular Quality Initiative® (VQI) Endovascular AAA Registry™, the PATHWAYS™ cloud-based data platform and M2S Preview 3D modelling to track outcomes in patients treated with Aorfix at up to 50 VQI centers nationwide. Aorfix has been used to treat more than 3,000 patients worldwide since it first received regulatory approval.

AAA affects 200,000 Americans each year, and occurs when a weak area of the abdominal aorta expands and is at risk of rupture, and death, if left untreated. AAA is treated by the placement of an endovascular stent graft, such as Aorfix, into the area of the aneurysm to strengthen the weakened wall of the abdominal aorta. The FDA requires post-market surveillance of any device intended to be implanted in the body for more than a year.

The surveillance program will consist of reporting from multiple centers on a non-randomized basis. Freedom from aneurysm-related mortality will be assessed at 5 years following the initial procedure in approximately 234 patients.

Dr. Jack L. Cronenwett, Medical Director for the Society for Vascular Surgery® Patient Safety Organization, states, "We have been working with Lombard Medical, M2S and the FDA to construct a post-approval surveillance program which integrates clinical registry data on patient outcomes after endovascular AAA repair with 3D CT scan imaging for detailed device monitoring. This quality improvement initiative will collect data and follow-up time points for patients in VQI and analyze these data along with image data for quality improvement purposes within the SVS PSO. In addition, non-identifiable data from this project will be shared with the FDA and Lombard Medical to satisfy post-approval surveillance requirements."

Lombard Medical CEO Simon Hubbert said, "We could not have chosen better partners to collaborate with on this post-market surveillance program, and we are extremely confident that Aorfix will continue to show superior clinical results in both challenging 'high neck angle' anatomy and more easily treatable AAA patients. We look forward to working with SVS and M2S in support of this post-market surveillance program."

Gregory Lange, President and CEO of M2S, Inc., added, "By combining the VQI clinical quality data and quantitative anatomic information from M2S' Preview imaging services, Lombard Medical and the FDA will have a complete picture of the patients being treated, their anatomy, the performance of Lombard's graft and the clinical outcomes. This is a significant development in the monitoring of endovascular aortic aneurysm performance post-approval."

The Vascular Quality Initiative

The Vascular Quality Initiative® is a distributed network of regional groups that use the Society for Vascular Surgery Patient Safety Organization and the M2S cloud based system to collect and analyze data to improve the quality of vascular health care. Through regional quality group meetings, VQI participants share data to develop quality improvement projects designed to standardize processes, improve outcomes, and reduce complications and costs. Currently the VQI includes 11 registries including the Endovascular AAA Registry.

ABOUT M2S, INC.

M2S, Inc., the exclusive technology provider of the Vascular Quality Initiative® (VQI®), is a healthcare performance management solutions company that provides innovative technology and services for the healthcare industry to manage clinical information and utilize that information to improve the quality of patient care and reduce costs. The VQI® is built on the M2S PATHWAYS clinical data performance platform, which allows users to track, measure, and analyze clinical information, promote collaboration, objectively drive decisions, and optimize performance. For more information, visit www.m2s.com.

ABOUT THE SOCIETY FOR VASCULAR SURGERY PATIENT SAFETY ORGANIZATION

The Society for the Vascular Surgery Patient Safety Organization (SVS PSO) strives to improve patient safety and the quality of vascular health care delivery by providing web-based collection, aggregation, and analysis of clinical data submitted in registry format for patients undergoing specific vascular treatments through the use of the M2S PATHWAYS cloud-based data platform. The SVS PSO provides outcome analysis intended to be an integral component of each participating health care provider's quality improvement efforts, including the implementation of recommendations, protocols, and best practices by the SVS PSO. (www.svsvqi.org)

ABOUT LOMBARD MEDICAL

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014. The Company undertakes no obligation to update these statements in the future.

CONTACT: MEDIA CONTACTS
         M2S, Inc.
         Nancy Heatley
         +1 603-298-5509 x364
         www.m2s.com

         The Society for Vascular Surgery
         Patient Safety Organization
         Keri Kramer
         +1 312-334-2316
         www.svsvqi.org

         For Lombard Medical:
         Pure Communications
         Matthew H Clawson
         Tel: +1 949-370-8500 matt@purecommunicationsinc.com